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RECEIVED FEB 27 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

cm

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goelzer Investment Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Monument Circle, Suite 502
(No. and Street)

Indianapolis	Indiana	46206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jenise Jeffers (317) 264 - 2617
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory W. Goelzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goelzer Investment Management, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

STATE OF: INDIANA
COUNTY OF: MARION SS:
Before me the undersigned, A Notary Public for JOHNSON County, State of Indiana personally appeared GREGORY G. GOELZER and acknowledged the execution of this instrument this 25 day of FEBRUARY, 2003
SEAL Patricia J. Trusty
Notary Public
My commission expires: 3-19-08

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goelzer Investment Management, Inc.

Year Ended December 31, 2002

Financial Report

Goelzer Investment Management, Inc.

Table of Contents

Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Goelzer Investment Management, Inc.

Independent Auditor's Report

We have audited the accompanying consolidated statements of financial condition of Goelzer Investment Management, Inc. and subsidiary as of December 31, 2002 and December 31, 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Goelzer Investment Management, Inc. and subsidiary as of December 31, 2002 and December 31, 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on pages 16 through 25 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

January 17, 2003

Goelzer Investment Management, Inc.

Consolidated Statements of Financial Condition

Assets	December 31, 2002	December 31, 2001
Cash and cash equivalents	$ 57,276	$ 131,093
Cash segregated under federal regulations	1,101	1,088
Cash deposits with clearing organizations and others	102,562	102,562
Receivable from brokers, dealers and clearing organizations	206,844	688,975
Receivable from customers	63,681	132,108
Receivable from shareholders	125,151	329,571
Other receivables	5,519	12,140
Securities owned at market value		
Marketable	389,323	228,156
Nonmarketable	3,300	3,300
Furniture and equipment	32,881	25,238
Other assets	32,897	12,885
Total Assets	$ 1,020,535	$ 1,667,116

Liabilities and Shareholders' Equity		
Accounts payable	$ 35,411	$ 27,430
Accrued retirement plan expenses	122,280	131,942
Other liabilities	3,700	1,500
Total liabilities	161,391	160,872
Shareholders' Equity		
Common stock, no par value	783,525	127,619
Additional paid-in-capital	454,509	454,509
Retained earnings	(378,890)	924,116
Total shareholders' equity	859,144	1,506,244
Total Liabilities and Shareholders' Equity	$ 1,020,535	$ 1,667,116

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Income Statements

	For The Years Ended December 31, 2002	For The Years Ended December 31, 2001
Revenues		
Investment advisory fees	$ 2,643,165	$ 2,756,005
Commissions	755,922	656,015
Business valuations	365,045	507,190
Consulting fees	90,054	78,951
Investment banking	124,158	179,162
Net gains on firm securities trading accounts	26,872	35,514
Interest	28,140	42,616
Other	1,002	2,070
Total revenues	4,034,358	4,257,523
Operating Expenses		
Employee compensation and benefits	2,295,022	2,199,413
Commissions and floor brokerage	286,452	290,546
Communications	149,970	137,047
Occupancy and equipment rental	187,609	196,686
Promotional costs	177,851	135,146
Interest expenses	335	2,126
Other operating expenses	327,472	269,592
Total operating expenses	3,424,711	3,230,556
Net Income	$ 609,647	$ 1,026,967

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-In-Capital	Retained Earnings
Balance, December 31, 2000	$ 127,619	$ 454,509	$ 1,397,149
Net income			1,026,967
Shareholder distributions			(1,500,000)
Balance, December 31, 2001	127,619	454,509	924,116
Net income			609,647
Purchase of 56,952 shares of capital stock	(4,513)		(687,653)
Sale of 61,835 shares of capital stock	660,419		
Shareholder distributions			(1,225,000)
Balance, December 31, 2002	$ 783,525	$ 454,509	$ (378,890)

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Statements of Cash Flow

	For The Years Ended December 31, 2002	For The Years Ended December 31, 2001
Operating Activities		
Net income	$ 609,647	$ 1,026,967
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	25,519	37,712
Gain on retirement of assets	(728)	-
Changes in operating assets and liabilities		
Cash segregated under federal regulations	(13)	(12)
Accounts receivable from customers	68,427	(63,127)
Receivables, clearing organizations	482,131	384,629
Net change in trading inventory	(161,167)	144,559
Shareholder receivables	204,420	(16,404)
Other receivables	6,621	11,648
Other assets	(20,012)	(2,553)
Accounts payable	7,981	11,005
Accrued expenses	(7,462)	82,108
Net Cash Provided by Operating Activities	1,215,364	1,616,532
Investing Activities		
Purchase of furniture and equipment, net of salvage	(33,434)	(14,310)
Proceeds on sale of furniture and equipment	1,000	-
Net Cash Used in Investing Activities	(32,434)	(14,310)
Financing Activities		
Shareholder distributions	(1,225,000)	(1,500,000)
Purchase of company stock	(692,166)	-
Issuance of company stock	660,419	-
Net Cash Used in Financing Activities	(1,256,747)	(1,500,000)
Increase (Decrease) in Cash and Cash Equivalents	(73,817)	102,222
Cash and Cash Equivalents at Beginning of Year	131,093	28,871
Cash and Cash Equivalents at End of Year	$ 57,276	$ 131,093

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2002

Note 1 – Significant Accounting Policies

<u>Description of Business</u>
Goelzer Investment Management, Inc., is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, and investment management and advisory activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing & Co., a division of Donaldson, Lufkin & Jenrette Securities Corporation.

<u>Principles of Consolidation</u>
The consolidated financial statements include the accounts of Goelzer Investment Management, Inc. and its wholly owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

<u>Estimates and Assumptions</u>
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

<u>Revenue Recognition</u>
Investment advisory income is recognized each quarter at the beginning of that quarter. Other revenues are recognized upon completion of the particular project.

<u>Securities Owned</u>
Marketable securities are valued at their quoted market value. Nonmarketable securities are valued at estimated fair value as determined by the Company's Chairman of the Board. The resulting differences between cost and market (or estimated fair value) are included in income.

<u>Property and Equipment</u>
Purchases of property and equipment are recorded at their cost. Depreciation of $25,519 and $34,371 for the years ended December 31, 2002 and 2001, respectively, has been computed using straight line and accelerated rates of depreciation.

<u>Consolidated Statements of Cash Flows</u>
Cash equivalents are defined as demand deposits held by banks. Cash segregated under federal securities regulation for the benefit of customers is not included as a cash equivalent item.

The Company did not pay any income taxes in 2002 or 2001. The Company paid $335 and $2,126 in interest costs in 2002 and 2001, respectively.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2002

Note 1- Significant Accounting Policies (Continued)

Income Taxes

The Company has elected under the Internal Revenue Code, to be taxed as a subchapter S Corporation. The shareholders, rather than the Company, will be taxed on corporate income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $1,101 and $1,088 in 2002 and 2001, respectively, has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 - Receivable from Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations as of December 31, 2002 and 2001, were settlement balances due from the clearing organization of $206,844 and $688,975, respectively.

Note 4 - Receivable from Customers

Amounts receivable from customers were amounts due for advisory, valuation and consulting services.

Note 5 - Securities Owned

Marketable securities owned consist of trading securities at quoted market values, which consist of the following:

	December 31, 2002	December 31, 2001
U. S. Government obligations, maturing within one to five years	$ 326,812	$ 215,156
Corporate bonds	52,501	-
Equities	10,010	13,000
	$ 389,323	$ 228,156

The Company had the following cost and unrealized gains on marketable securities:

	2002	2001
Cost of securities	$ 374,955	$ 221,250
Unrealized gains (losses)	14,368	6,906
	$ 389,323	$ 228,156

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2002

Note 5 - Securities Owned (Continued)

Net unrealized firm investment securities gains and losses included in income are as follows:

	2002	2001
Unrealized gain (loss) on investment accounts	$ 7,462	$ (1,875)

Nonmarketable securities include stock warrants received in a private placement offering. Management estimates that market value approximates cost. Consequently no gain or loss has been recognized on these securities.

Note 6 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2002	December 31, 2001
Copier/Fax equipment	$ 20,288	$ 15,645
Office furniture	93,102	96,696
Computer equipment	79,611	86,191
Computer software	48,464	25,441
Leasehold improvements	7,689	7,689
Telephone equipment	19,477	19,476
	268,631	251,138
Less: Accumulated depreciation	235,750	225,900
Total	$ 32,881	$ 25,238

Note 7 - Shareholders' Equity

Authorized shares of common stock for Class A Voting and for Class B Nonvoting are 5,000,000 shares of each. A summary of common shares outstanding follows:

	Class A	Class B
Balance at January 1, 2001 and December 31, 2001	459,074	113,904
Purchase of stock	-	(56,952)
Sales of stock	-	61,835
Balance at December 31, 2002	459,074	118,787

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2002

Note 7 - Shareholders' Equity (Continued)

The Company and several of its employees have signed non-qualified stock option agreements. Options are granted at a price equal to the market price of the stock on the date of grant. Options granted vest over a five-year period. These options may be exercised within three years from the date they become vested. No options were exercisable as of December 31, 2002. Options are exercisable only after vesting.

The fair value of options granted is estimated on grant date using the Minimum Value Option-Pricing Model. The following assumptions were made:

Assumption	12/6/02 Option Grant	12/6/02 Option Grant	12/6/02 Option Grant
Dividend per share per year	$ 0.6533	$ 0.6533	$ 0.6533
Risk-free interest rate	2.84%	3.12%	3.51%
Expected life	4 years	5 years	6 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	12/6/02 Option Grant	12/6/02 Option Grant
Dividend per share per year	$ 0.6533	$ 0.6533
Risk-free interest rate	3.78%	3.98%
Expected life	7 years	8 years
Expected volatility	Excluded	Excluded

The Minimum Value Option-Pricing Model assigned no value to the option grants and, therefore, the granting of the options had no effect on net income.

Note 7 – Shareholders' Equity (Continued)

Following is a summary of the status of the option plan during 2002:

	Number of Shares	Weighted Average Exercise Price
Outstanding on December 31, 2001	-	
Exercised	-	
Forfeited	-	
Granted	57,100	10.68
Outstanding on December 31, 2002	57,100	10.68

Following is a summary of the status of fixed options outstanding at December 31, 2002:

Exercise Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$10.68 - $10.68	11,420	4.0 years	10.68
$10.68 - $10.68	11,420	5.0 years	10.68
$10.68 - $10.68	11,420	6.0 years	10.68
$10.68 - $10.68	11,420	7.0 years	10.68
$10.68 - $10.68	11,420	8.0 years	10.68

Note 8 - Pension Plans

The Company sponsors a simplified employee pension plan that includes a voluntary salary reduction feature (SARSEP). All employees over age 21 receiving compensation of $400 or more are eligible to participate in the plan. The Company can contribute up to 15% of participants' eligible wages into the plan. The total pension expenses for this SARSEP plan for the years ended December 31, 2002 and 2001 were $94,935 and $91,191, respectively.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2002

Note 8 - Pension Plans (Continued)

The Company also sponsors an employee stock ownership plan (ESOP). Employees over age 20 and ½, completing six months of service or one thousand hours of service, are eligible to participate in the plan. The Company is not required to contribute, but it has the option of contributing up to 25% of eligible wages. Eligible wages are defined as cash remuneration that is reportable on the participant's IRS Form W-2. The Company makes contributions to the plan that are used to buy as many shares of Company stock as possible. The total compensation cost for this ESOP plan for the years ended December 31, 2002 and 2001 was $71,371 and $84,000, respectively. The plan was able to purchase 4,890 shares of Company stock in 2002 and as of December 31, 2002 holds 10,364 shares. The contribution for 2002 will be made in 2003. All distributions on Company stock held by the ESOP are recorded as a reduction of retained earnings. The Company is required to repurchase shares held by the ESOP if cash is needed for benefit payments.

Note 9 - Commitments and Contingent Liabilities

The Company is committed under operating leases for the rental of office space. Annual payments under these agreements are shown below:

For The Years Ended December	
2003	$ 147,366
2004	169,203
2005	191,933
2006	236,245
2007	242,630
2008 to 2013	1,548,362
Total	$ 2,535,739

Rental expenses for 2002 and 2001 were $132,452 and $131,676, respectively.

Note 10 - Concentrations of Credit Risk

Accounts receivable from customers which are not secured amounted to $63,681 and $132,108, at December 31, 2002 and 2001, respectively.

The Company maintains cash balances at several banks. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company also maintains balances in cash and money market accounts at the clearing organization, which are not insured against loss.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2002

Note 11 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2002, the Company had net capital of $578,176, which was $328,176 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 26.0%.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2002

Note 12 - Subsidiary Financial Statements

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Balance Sheets

Assets	**December 31, 2002**	**December 31, 2001**
Cash and cash equivalents	$ 13,872	$ 13,091
Accounts receivable	44,276	132,108
Marketable securities	20,388	20,195
Furniture and equipment, net of depreciation	5,123	6,016
Other assets	2,564	1,655
Total Assets	$ 86,223	$ 173,065
Liabilities and Shareholder's Equity (Deficit)		
Accounts payable - parent	$ 183,630	$ 127,748
Customer deposits	6,250	-
Other accounts payable	4,538	5,951
Total liabilities	194,418	133,699
Shareholder's Equity (Deficit)		
Common stock, no par value	625	625
Retained earnings	(108,820)	38,741
Total shareholder's equity (deficit)	(108,195)	39,366
Total Liabilities and Shareholder's Equity	$ 86,223	$ 173,065

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2002

Note 12 - Subsidiary Financial Statements (Continued)

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Income and Retained Earnings

	For the Years Ended December 31, 2002	For the Years Ended December 31, 2001
Operating Revenues	$ 556,825	$ 704,280
Gain on sale of assets	728	-
Operating expenses	705,114	701,352
Net Income (loss)	(147,561)	2,928
Retained earnings, beginning of period	38,741	35,813
Retained earnings (deficit), end of period	$ (108,820)	$ 38,741

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2002

Note 12 - Subsidiary Financial Statements (Continued)

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Cash Flows

	For The Years Ended December 31, 2002	December 31, 2001
Operating Activities		
Net income (loss)	$ (147,561)	$ 2,928
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	4,406	4,309
Gain on sale of assets	(728)	-
Changes in operating assets and liabilities:		
Accounts receivable	87,832	(63,127)
Other current assets	(1,102)	2,974
Accounts payable	60,719	52,367
Net Cash Provided by (Used in) Operating Activities	3,566	(549)
Investing Activities		
Additions to plant	(3,785)	(577)
Proceeds on sale of plant	1,000	-
Net Cash Used in Investing Activities	(2,785)	(577)
Decrease in Cash and Cash Equivalents	781	(1,126)
Cash and Cash Equivalents at Beginning of Year	13,091	14,217
Cash and Cash Equivalents at End of Year	$ 13,872	$ 13,091

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2002

Net Capital

Shareholders' equity		$ 859,144
Add subsidiary's deficit and parent's investment		110,309
Total capital and allowable subordinate liabilities		969,453
Less nonallowable assets:		
Furniture, equipment and leasehold improvements	27,758	
Nonmarketable securities	3,300	
Due from clearing (12b-1 fees)	551	
Other accounts receivable	308,781	
Prepaid expenses	27,271	
Investment in subsidiary	2,114	
Organizational costs	3,062	372,837
Net capital before haircuts on security positions		596,616
Haircuts on securities:		
U.S. government obligations	5,664	
Stocks and warrants	4,004	
Other	6,714	
Undue concentrations	2,058	18,440
Net capital		$ 578,176

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2002

Aggregate Indebtedness	
General accounts payable	$ 24,622
Accrued expenses and other liabilities	125,980
Total Aggregate Indebtedness	150,602
Computation of Basic Net Capital Requirement	
Minimum net capital required (based on aggregate indebtedness)	10,040
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	250,000
Net capital requirement(greater of above two amounts)	250,000
Excess Net Capital	328,176
Excess Net Capital At 1000% (Net Capital Less 10% Of Aggregate Indebtedness)	$ 563,115
Percentage of Aggregate Indebtedness to Net Capital	26.0%

Goelzer Investment Management, Inc.

Computation for Determination of Reserve Requirements
For Broker - Dealers Under Rule 15c3 – 3
December 31, 2002

Credit Balances

1.	Free and other credit balances in customers' security accounts	$	--
2.	Monies borrowed collateralized by securities carried for the accounts of customers		--
3.	Monies payable against customers' securities loaned		--
4.	Customers' securities failed to receive		--
5.	Credit balances in firm accounts which are attributable to principal sales to customers		--
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days old		--
7.	Market value of short security count differences over 30 calendar days old		--
8.	Market value of short securities and credits in all suspense accounts over 30 calendar days		--
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer during the 40 days		--
10.	Other		--
11.	Total Credits	$	--

Goelzer Investment Management, Inc.

Computation for Determination of Reserve Requirements
For Broker - Dealers Under Rule 15c3 - 3 (Continued)
December 31, 2002

Debit Balances

12.	Debit balances in customers' cash and margin accounts and accounts doubtful of collection, net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	--
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		--
14.	Failed to deliver customers' securities not older than 30 calendar days		--
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		--
16.	Other		--
17.	Aggregate debit items	$	--
18.	Less 3% (for alternative method only)		--
19.	Total 15c 3 - 3 Debits	$	--

Goelzer Investment Management, Inc.

Computation for Determination of Reserve Requirements
For Broker - Dealers Under Rule 15c3 - 3 (Continued)
December 31, 2002

Reserve Computation

20.	Excess of total debits over total credits	$ --
21.	Excess of total credits over total debits	
22.	If monthly computation, 105% of total credits over total debits	
23.	Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities at end of reporting period	1,101
24.	Amount of deposit (or withdrawal)	
25.	New amount in "Reserve Bank Account(s)" after deposit or withdrawal	$ 1,101
26.	Date of deposit	

Frequency of Computation

27. Daily__________ Weekly__________ Monthly____X_____

Goelzer Investment Management, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 December 31, 2002

Based upon our examination as of December 31, 2002, we did not find the Respondent to be in violation of Rule 15c3-3 relating to the possession and control of fully paid securities carried for the accounts of customers.

Goelzer Investment Management, Inc.

Reconciliation of Computations to Determine Net Capital Under Rule 15c3-1 and Reserve Requirements Under Rule 15c3-3 December 31, 2002

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2002 unaudited Focus report and this report. The net effect was a increase in net capital of $16,554.

Net capital as reported on the unaudited Focus report of December 31, 2002	$	561,623
Increase in ownership equity as a result of post Focus accrual adjustments		1,081
Decrease in classification of non-allowable assets		13,897
Decrease in securities haircuts		1,576
Net Capital as Audited	$	578,177

Computation of Reserve Requirements Under Rule 15c3-3

There was one reconciling item between the December 31, 2002, Focus report reserve determination and this report. Line 23, "Amount held on deposit in Reserve Bank Accounts," was reported as $-0-, but should have shown $1,101.

Goelzer Investment Management, Inc.

A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
December 31, 2002

The Company did not report consolidated amounts for the year end statement of financial condition. The net worth of the subsidiary is not included in net capital in the audited and unaudited calculations of net capital.

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
Goelzer Investment Management, Inc.

In planning and performing our audit of the consolidated financial statements of Goelzer Investment Management, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, IN
January 17, 2003